Exhibit 4.6

This Consulting Agreement is made as of the date set forth on the signature pages below by and between FreeStar Technology Corporation, with an address at 31 Mespil Road, Ballsbridge, Dublin 4, Ireland and its affiliates, successors and assigns, as appropriate (“FreeStar”, the “Company” or “you”) and Margaux Investment Management Group, S.A., with an address at 9 Rue de Commerce P.O. Box 5837 CH-1211 Geneva 11 Switzerland, and its affiliates, successors and assigns, as appropriate (“Margaux” or “we”), and sets forth the terms and conditions pursuant to which Margaux  shall act, on a non-exclusive basis, as both a business consultant and European financial advisor to FreeStar.

Section 1: Retention

As your business consultant and financial advisor, we will:

(a)           assist you in analyzing and evaluating the business, operational and financial position of the Company;

(b)           assist you in the preparation of an offering memorandum for distribution and presentation to either potential providers of funds, potential purchasers or joint venture partners;

(c)           provide you with general corporate financial advisory services including but not limited to helping you develop a strategic financing plan designed to match your operating plan, targeting financial needs, resources and cash flows of the Company, and evaluating the overall financial structure of FreeStar including evaluating the balance sheet, stock trading, research, coverage, etc.  This will also include looking at the financial implications of various structures reflecting the market capitalization differentials for the gaming and adult businesses;

(d)           assist you in evaluating any merger and acquisition candidates, potential joint venture opportunities, or any offers made to you for all or part of FreeStar;

(e)           be available, at your request, to meet with your Board of Directors to discuss the implications of proposed financial transactions;

(f)           provide shareholder relations and public relation services, capital market support, and assist you in the introduction of potential strategic relationships and potential offshore investors, all in accordance and to the extent permitted under all applicable federal, state, local and foreign laws.

Such services will be provided in the manner and timeframes as reasonably requested by FreeStar.

Section 2: Fees and Expenses

Margaux Compensation: (a) five million total shares of FreeStar restricted common stock shall be issued to Margaux, issuable in two 2.5 million shares tranches, with the first tranche issued within 5 days after the execution of this Agreement and the second tranche issued upon the one-year anniversary hereof; and (b) options to purchase three million shares of restricted common stock at an exercise price of Two Cents (U.S. $0.02) above the closing price of the shares on the date of issuance of the options.  The options shall be issued upon within 5 days after the execution of this Agreement.

Margaux anticipates that there will be minimal out of pocket expenses for this engagement.  Margaux will invoice FreeStar on a monthly basis for any out of pocket expenses that are incurred as part of this engagement.  Such expenses are payable in cash.  Margaux will seek prior approval for any individual expense that would exceed $250.

Section 3: Term

The term of this agreement is 24 months from the date of signing.

Section 4: Information

  The Company will furnish Margaux with all financial and other information concerning the Company as Margaux and the Company deem appropriate in connection with the performance of the services contemplated by this engagement and in that connection will provide Margaux with access to the Company’s officers and directors.  The Company acknowledges and confirms that Margaux (i) will rely solely on such information in the performance of the services contemplated by this engagement without assuming any responsibility for independent investigation or verification thereof, (ii) assumes no responsibility for the accuracy or completeness of such information or any other information regarding the Company, and (iii) will not make any appraisal of any assets of the Company.

Section 5: General

Margaux shall not act as the Company’s agent and shall have no power to bind the Company or authorize any agreement or transactions on its behalf.

In connection with this Agreement, the Company may disclose to Margaux certain information that is marked by or otherwise identified, orally or in writing, as confidential or proprietary information of the Company or that Margaux should recognize from the circumstances surrounding the disclosure to be confidential or proprietary (“Confidential Information”).  Margaux (and its employees, agents and officers) (i) shall hold all Confidential Information in confidence and will use such information only for the purposes of fulfilling Margaux’s obligations hereunder and for no other purpose, and (ii) shall not disclose, provide, disseminate or otherwise make available any Confidential Information of the Company to any third party, in either case without the express written permission of the Company and shall not buy or sell and FreeStar securities based on any material Confidential Information.

It is understood and agreed that Margaux shall perform the services as an independent contractor and Margaux and its officers and employees shall not be deemed to be employees of Company.  Margaux shall not be entitled to any benefits provided by Company to its employees, and Company will make no deductions from any of the payments due to Margaux hereunder for state or federal tax purposes.  Margaux agrees that Margaux shall be responsible for any and all taxes and other payments due on payments received by Margaux from Company hereunder.

The Company acknowledges that Margaux may, at its option and expense and after announcement of a transaction place announcements and advertisements or otherwise publicize the transaction and Margaux’s role in it (which may include the reproduction of the Company’s logo and a hyperlink to the Company’s website) on Margaux’s Internet Website and in such financial and other newspapers and journals as it may choose, stating that Margaux has acted as financial advisor to the Company in connection with the transaction.  Furthermore, if requested by Margaux, the Company shall include a mutually acceptable reference to Margaux in any press release or other public announcement made by the Company regarding the matters described in this letter.  The Company shall have the right to disclose this Agreement and its terms, and the parties acknowledge that the Company may file this Agreement as an exhibit to its Securities and Exchange Commission filings.

This Agreement supersedes and replace any existing agreement entered into by Margaux and Company relating generally to the same subject matter, and may be modified only in a writing signed by Company and Margaux.  Failure to enforce any provision of this Agreement shall not constitute a waiver of any term hereof.  This Agreement contains the entire agreement between the parties with respect to the subject matter hereof.

MARGAUX INVESTMENT MANAGEMENT GROUP S.A

By:__________________________________                 Date August 15, 2008

     Carl M Hessel
     President and Chief Executive Officer

FREESTAR TECHNOLOGY CORPORATION

By:                                                                                                Date August 15, 2008
Paul Egan
President and Chief Executive Officer